SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

SUNDAY COMMUNICATIONS LIMITED

(Exact name of Registrant as specified in its Charter)

13/F Warwick House
TaiKoo Place
979 King’s Road, Quarry Bay
Special Administration Region of Hong Kong
People’s Republic of China
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

     This report consists of a copy of the public announcement in Hong Kong which is required by The Stock Exchange of Hong Kong Limited to be disclosed to the Registrant’s shareholders or made public in Hong Kong.

The Stock Exchange of Hong Kong Limited (“Stock Exchange”) takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SUNDAY COMMUNICATIONS LIMITED
(Incorporated in the Cayman Islands with limited liability)

ANNOUNCEMENT

The Board wishes to announce that Mandarin Communications Limited has entered into Heads of Agreement with Huawei relating to the supply of equipment and services and the provision of financing to assist with the roll-out of its third generation mobile telecommunication business. The Heads of Agreement also provide for the provision of the New Loan for the repayment of HK$500 million of its existing vendor and bank loans. The Heads of Agreement also set out the principal terms for the Facility Agreements and the Supply Contract, the exact terms of which remain to be negotiated with execution of such agreements being subject to various conditions.

In the circumstances shareholders and the general public are advised to exercise caution with regard to dealing in the shares of the Company.

The Board wishes to announce that Mandarin has entered into a Supply Heads of Agreement and a Facility Heads of Agreement on 6th December 2003 with Huawei.

The Facility Heads of Agreement (a) provides a New Loan to enable Mandarin to repay HK$500 million of its existing vendor and bank loans and (b) sets out the principal terms for the Facility Agreements to provide long term financing for the proposed 3G Network. Huawei has today confirmed that it is ready to make the New Loan available to Mandarin in accordance with the terms of the Facility Heads of Agreement.

New Loan

The terms of the New Loan are:

(a)	the New Loan shall be an amount up to HK$500 million to be used for the purpose of repaying HK$500 million of its existing vendor and bank loans and unless otherwise agreed the final maturity of the New Loan will be 2.5 years from the initial draw down;

(b)	the New Loan shall be repaid by 5 progressively increasing semi-annual instalments and carries a floating interest rate tied to HIBOR for the entire life of the New Loan;

(c)	no collateral is to be provided by Mandarin;

(d)	where failure to enter into the Facility Agreements and the Supply Contract is not attributable to the default of Mandarin and Mandarin attempted to reach agreement with Huawei in good faith, the terms of the New Loan shall remain unchanged;

(e)	where failure to enter into the Facility Agreements and the Supply Contract is attributable to the default of Mandarin only, the then outstanding New Loan shall be repaid by Mandarin within 6 months from such failure;

(f)	fees and other expenses in relation to the setting up of the New Loan will be paid by Mandarin;

(g)	upon execution of the Supply Contract and Facility Agreements, the New Loan will become part of the overall loans extended under the Facility Agreements and participate in the security package to be granted to the Lenders under the Facility Agreements when finalised and executed.

Other Provisions of the Facility Heads of Agreement

The Facility Heads of Agreement is legally binding and provides a framework for negotiation of the exact terms of the Facility Agreements and states that Mandarin and Huawei will endeavour to agree in good faith the terms and conditions of the Facility Agreements with a view to executing the same within three months. Execution of the Facility Agreements (but not for the avoidance of doubt, the provision of the New Loan) is conditional upon:

(a)	simultaneous execution of the Supply Contract (execution of which is itself conditional as described below under “Provisions of the Supply Heads of Agreement”);

(b)	completion of due diligence to the satisfaction of the Lenders;

(c)	all necessary board and shareholder approvals being obtained by the Lenders and Mandarin; and

(d)	all security under the existing vendor and bank loans being released and being made available as security to the Lenders.

While the Facility Heads of Agreement sets out certain principal terms to be included in the Facility Agreements, in addition to execution being conditional as described above, the detailed terms of the Facility Agreements remain to be negotiated and agreed.

Provisions of the Supply Heads of Agreement

The Supply Heads of Agreement is legally binding and provides a framework for the parties to negotiate the exact terms of the Supply Contract and states that Mandarin and Huawei will endeavour to agree in good faith the terms and conditions of the Supply Contract with a view to executing the same within three months. The Supply Heads of Agreement states that Mandarin will not negotiate with competitors of Huawei for purchase of 3G core and access equipment pending the execution of the Supply Contract within such time frame, or for such other period as may be mutually agreed. Execution of the Supply Contract is conditional upon:

(a)	simultaneous execution of the Facility Agreements (execution of which is itself conditional as described above); and

(b)	relevant board and shareholder approval being obtained by Huawei and Mandarin.

On and subject to the terms of the Supply Contract, Huawei shall be the sole supplier and main contractor to Mandarin of equipment for the 3G Network. The initial Supply Contract is expected to have a value ranging between HK$850 million to HK$900 million. The exact equipment and services to be supplied and the individual values thereof remain to be determined, and Mandarin will have the right to change orders following execution of the Supply Contract at no additional cost.

While the Supply Heads of Agreement sets out certain principal terms to be included in the Supply Contract, in addition to being conditional as described above, the detailed terms of the Supply Contract remain to be negotiated and agreed.

Further announcement to be made upon satisfactory conclusion of negotiations for the Facility Agreements and Supply Contract

As and when the terms of the Facility Agreements and the Supply Contract are agreed, the Company shall issue a further announcement.

Shareholders in the Company and the general public are advised that agreement of the detailed terms of the Facility Agreements and the Supply Contract require further negotiation between the parties and that execution of the Facility Agreements and Supply Contract are subject to conditions as described above. In the circumstances shareholders and the general public are advised to exercise caution with regard to dealing in the shares of the Company.

This announcement is made pursuant to paragraph 2 of the Listing Agreement entered into pursuant to the Listing Rules.

By order of the Board SUNDAY COMMUNICATIONS LIMITED Janet Ching Man Fung Company Secretary

Hong Kong, 17th December 2003

Definitions:

“3G Network”	the telecommunications network to be built by Mandarin, and operated under the third generation mobile carrier licence granted to SUNDAY 3G (Hong Kong) Limited, a wholly owned subsidiary of Mandarin;

“Board”	the board of directors of the Company;

“New Loan”	an agreement for a fixed term loan facility of up to HK$500 million to be provided by Huawei to Mandarin;

“Company”	SUNDAY Communications Limited;

“Facility Agreements”	facility arrangements to be provided by the Lenders to Mandarin to assist with the financing of the construction of the 3G Network, the terms of such agreement to be negotiated pursuant to the Facility Heads of Agreement;

“Facility Heads of Agreement”	the Heads of Agreement dated 6th December 2003 relating to the Facility Agreements;

“Heads of Agreement”	the Supply Heads of Agreement and the Facility Heads of Agreement;

“Huawei”	Huawei Technologies Co., Ltd., a company incorporated in the People’s Republic of China. Huawei and its beneficial owners are independent third parties not connected with any of the directors, chief executive or substantial shareholders of the Company or any of its subsidiaries or any of their respective associates;

“Lenders”	Huawei and/or any of its affiliates and/or any financial institutions designated by Huawei and accepted by Mandarin;

“Mandarin”	Mandarin Communications Limited, a wholly-owned subsidiary of the Company;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Supply Contract”	a turnkey, engineering, procurement and construction contract relating to the 3G Network to be negotiated pursuant to the Supply Heads of Agreement; and

“Supply Heads of Agreement”	the Heads of Agreement dated 6th December 2003 relating to the Supply Contract.

Signature

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNDAY Communications Limited

By:	/s/ Janet Ching Man Fung
Name:	Janet Ching Man Fung
Title:	Company Secretary

Date: December 18, 2003